April 14, 2010

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-5546

RE:	Bank of America Corporation
Accounting for Repurchase Agreements, Securities Lending Transactions or Other
Transactions Involving the Transfer of Financial Assets with an Obligation to Repurchase
The Transferred Assets

Dear Mr. Nolan,

We have received and reviewed your letter dated March 29, 2010. Bank of America’s liquidity and balance sheet management functions are designed to ensure the adequacy of capital while enhancing our ability to manage liquidity requirements for the Corporation and for our customers, and to position the balance sheet in accordance with management’s risk appetite. The execution of these functions requires the use of balance sheet and capital related limits designed to optimize risk-adjusted returns while working toward established targets to ensure the preservation of capital under extreme market movements.

Despite our efforts to comply with established balance sheet limits, we do not deliberately structure transactions that are economically disadvantageous simply for the purpose of recording a sale or reducing recorded liabilities. Also, as a banking institution, we provide quarterly, year-to-date and annual disclosures of average balance sheet amounts based on daily averages for all significant categories of assets and liabilities. In addition, we disclose the maximum amount of short-term borrowings by major category at any month-end during each reported period. These details provide the users of our financial statements with a picture of any variations between period-end and average balance sheet amounts. We would also like to note that the leverage ratio for banks, which is mandated by the federal banking regulators, is calculated based on average balance sheet amounts, not period end amounts.

The following are our responses to each of the Staff’s comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

1)	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements.

Response:	We do not account for securities repurchase agreements (“repos”) as sales with the exception of “repos to maturity” (“RTMs”) which are accounted for as sales. A RTM is a repurchase agreement in which the termination date of the repo is the same as the contractual maturity of the underlying security. We enter into RTMs only for high quality, very liquid securities such as U.S. Treasury bills or securities issued by government-sponsored entities such as Fannie Mae and Freddie Mac. Our responses to items (a) through (h) below pertain only to RTMs.

a)	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

Response:	The table below presents the notional amount of RTMs outstanding at each quarterly balance sheet date and average quarterly balances for each of the past three years.

	Dollars in billions
	RTMs Outstanding at Quarter End	Average Quarterly RTMs Outstanding
		(A)
3/31/2007	$—	$—
6/30/2007	—	—
9/30/2007	10.0	6.5
12/31/2007	9.2	9.6
3/31/2008	10.1	9.8
6/30/2008	24.8	19.1
9/30/2008	26.0	24.9
12/31/2008	21.6	25.6
3/31/2009	18.8	19.5
6/30/2009	16.8	18.5
9/30/2009	9.8	12.2
12/31/2009	6.5	9.0
3/31/2010	3.0	5.5

(A)	Averages are based on month-end balances.

b)	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Response:	Please see the table above. Averages are based on month-end data. However, there was very little daily activity and intra-month balances did not vary significantly.

c)	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Response:	The significant difference in transaction terms pertains to the maturity date of the repo agreement. A repo with a termination date prior to maturity of the underlying security is typically accounted for as a secured borrowing while a RTM is accounted for as a sale. The pricing of a RTM will reflect the relatively long tenor of the agreement as compared to a traditional repo. Also, as noted above, we enter into RTMs only for high quality, very liquid securities issued by the U.S. government or government-sponsored entities. Otherwise, the terms and conditions of a RTM are substantively the same as the terms and conditions of other repos.

d)	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

Response:	A transfer of financial assets is accounted for as a sale only if it meets the three criteria set forth in ASC 860-10-40-5: (a) the transferred assets have been legally isolated from the transferor, (b) the transferee has the right to pledge or exchange the assets it receives, and (c) the transferor does not maintain effective control over the transferred assets.

With regard to the first two criteria, the FASB acknowledged the legal and economic ambiguities inherent in repurchase agreements when assessing whether they should be accounted for as sales or secured borrowings. The following paragraphs from Appendix B to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) discuss these issues:

201. Repurchase agreements and securities lending transactions are difficult to characterize because those transactions are ambiguous: they have attributes of both sales and secured borrowings. Repurchase agreements typically are documented as sales with forward purchase contracts and generally are treated as sales in bankruptcy law and receivers’ procedures, but as borrowings in tax law, under court decisions that cite numerous economic and other factors....

202. Previous accounting practice generally has treated repurchase agreements as secured borrowings, although “repos-to-maturity” and certain other longer term repurchase agreements have been treated as sales....

203. The American Law Institute describes the legal status of a securities lending transaction as follows: The securities lender does not retain any property interest in the securities that are delivered to the borrower. The transaction is an outright transfer in which the borrower obtains full title . . . the borrower needs the securities to transfer them to someone else . . . if the securities borrower defaults on its redelivery obligation, the securities lender has no property interest in the original securities that could be asserted against any person to whom the securities borrower may have transferred them. . . . The securities lender’s protection is its right to foreclose on the collateral given to secure the borrower’s redelivery obligation. Perhaps the best way to understand securities lending is to note that the word “loan” in securities lending transactions is used in the sense it carries in loans of money, as distinguished from loans of specific identifiable chattels. Someone who lends money does not retain any property interest in the money that is handed over to the borrower.

204. While that description focuses on securities lending, much of it appears applicable to repurchase agreements as well. If judged by the criteria in paragraphs 9(a) and 9(b) and the legal reasoning in paragraph 203, financial assets transferred under typical repurchase or securities lending agreements would qualify for derecognition as having been sold for proceeds consisting of cash and a forward purchase contract. During the term of the agreement, the transferred assets are isolated from the transferor, are placed in the hands of a transferee that can—and typically does—obtain their benefits by selling or pledging them, and are readily obtainable in the market.

The above paragraphs support the conclusion that transfers of financial assets under typical repurchase agreements meet the first two criteria for sale accounting.

With regard to the third criteria, ASC 860-10-40-24 states that “An agreement that both entitles and obligates the transferor to repurchase or redeem transferred assets from the transferee maintains the transferor’s effective control over those assets under paragraph 860-10-40-5(c)(1), and the transfer shall therefore be accounted for as a secured borrowing, if and only if all of the following conditions are met” (emphasis added). Among the stated conditions is the requirement that the agreement is to repurchase or redeem the transferred assets before maturity. A RTM clearly fails to meet this condition as the transferred asset is repurchased at maturity.

Based on this guidance, we have concluded that transfers of assets under RTMs meet the three criteria for sale accounting and that RTMs are appropriately accounted for as sales, which we believe is standard industry practice.

e)	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

Response:	RTMs are not used as an alternative to collateralized financings. Instead, they provide an alternative to an outright sale. The principal business reason for using a RTM is to take advantage of economic differences in the cash market as compared to the repo market. Depending on market conditions, the spread between the coupon on the security and the cost of RTM funding might provide a better return than selling the security outright and reinvesting the excess proceeds for the remaining duration of the security. In that case, we would take advantage of the economic benefit by entering into a RTM in lieu of an outright sale.

Our use of RTMs began in late 2007, with balances increasing steadily through mid- to late-2008 to a maximum balance of approximately $28 billion. Since then, the balance has declined steadily and has been reduced to $3 billion at March 31, 2010. The growth accelerated in mid-2008 as repo rates in general were at historic lows and there was a great demand for high quality collateral. More recently, as markets have returned to more normalized levels of activity, the relative economic benefits of RTMs as compared to outright sales have declined and therefore our use of RTMs has been reduced during the past few quarters.

f)	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

Response:	As noted above, RTMs are appropriately accounted for as sales in accordance with GAAP. Accordingly, we believe that any discussion of the impact on ratios or other metrics is not meaningful but we have provided the information in an effort to be responsive to your question. Had we elected to retain the underlying securities and obtain financing through shorter-term repos, key ratios and metrics would not have been significantly affected. Total assets and total liabilities would have been higher but net income would not have changed because the underlying securities are carried at fair value in a trading portfolio. Accordingly, metrics such as earnings per share and return on equity would not have been affected while metrics pertaining to return on assets, equity to assets, and risk-based capital would have been affected.

The table below demonstrates the impact on selected ratios at December 31, 2008 and September 30, 2008, the annual and quarterly dates with the highest amount of RTMs outstanding, had we accounted for RTMs as secured borrowings. The calculations assume that the underlying securities are agency securities and risk weighted at 20% for regulatory capital purposes.

	12 Months Ending 12/31/08			9 Months Ending 9/30/08
	As Reported	Proforma	Change	As Reported	Proforma	Change
Return on average assets	0.22%	0.22%	(0) bps	0.43%	0.42%	(1) bps
Ending equity to ending assets	9.74	9.62	(12)	8.79	8.67	(12)
Risk-based capital
Tier 1 (period end)	9.15	9.12	(3)	7.55	7.52	(3)
Total (period end)	13.00	12.96	(4)	11.54	11.49	(5)
Tier 1 Leverage	6.44	6.36	(8)	5.51	5.44	(7)

As demonstrated in the table above, the largest impact on key metrics would have been a 12 basis point (1.4%) reduction in the ratio of ending equity to ending assets at September 30, 2008. The Tier 1 Leverage ratios at December 31, 2008 and September 30, 2008 would have declined by 8 bps (1.3%) and 7 bps (1.4%), respectively. We do not believe that these differences are significant. In addition, we would like to note that our capital ratios are well above the minimum required to be considered well-capitalized.

There are no other significant metrics or ratios that we provide to analysts, credit rating agencies or other regulatory agencies that would have been impacted had we accounted for RTMs as secured borrowings. As noted above, the securities underlying the RTMs were high quality, very liquid securities and we reiterate our view that we have properly accounted for RTMs as sales in accordance with GAAP.

g)	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

Response:	RTMs have historically been concentrated with three inter-dealer brokers in the United States, none of which is a major financial institution. The brokers’ fee structures encourage us to concentrate our trades with them by reducing fees for transactions in excess of certain volumes. Regardless of the fee structure, we trade with the broker that provided the most advantageous all-in price.

h)	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response:	We have not changed the original accounting on any repo agreements during the last three years.

2)	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response:	The table below summarizes the period end and average quarterly balances for repos that are accounted for as secured borrowings, as well as the maximum balance at any month-end during a given quarter.

	Dollars in billions
	Repos Outstanding at Quarter End	Average Quarterly Repos Outstanding	Highest Month-End Balance
		(A)
3/31/2007	$223.4	$258.3	$272.6
6/30/2007	207.8	244.9	261.0
9/30/2007	191.7	225.1	251.5
12/31/2007	207.2	255.5	277.2
3/31/2008	210.5	257.1	279.7
6/30/2008	219.3	252.8	262.1
9/30/2008	218.9	281.4	295.5
12/31/2008	192.2	264.5	293.7
3/31/2009	228.8	370.9	390.8
6/30/2009	242.0	336.3	336.7
9/30/2009	226.7	317.6	334.5
12/31/2009	225.5	334.0	353.1
3/31/2010	248.5	389.0	433.0

(A)	Averages are based on daily balances.

Repos provide a cost-efficient source of financing for trading positions and other on-balance sheet assets. In addition, we use repos to accommodate customers seeking a safe, liquid investment and we reinvest the proceeds to generate an interest rate spread in what we call a matched book. To the extent that trading positions and the matched book are liquidated to meet balance sheet targets at quarter end, outstanding repo balances will also decline.

We believe that our efforts to manage the size of our balance sheet are appropriate and our policies are consistent with all applicable accounting and legal requirements. Our trading desks have period-end limits and average limits and our traders manage to those limits during the quarter. However, it is important to note that there are other methods of managing risk, such as earnings at risk and other stress measures, and our traders operate within those risk limits.

3)	In addition, please tell us:

a)	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response:	We do not account for any securities lending transactions as sales.

b)	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response:	Our policy is to account for repurchase transactions as secured borrowings unless they fail to meet the criteria set forth in ASC 860-10-40-24. Among those criteria is the requirement that the assets to be repurchased be the same or “substantially the same” as the transferred assets. However, as a result of a recent internal review, we have identified six transfers for which sale accounting treatment was not in strict compliance with this standard. Specifically, we sold agency pass-through securities and simultaneously entered into derivative contracts to purchase similar pools of existing securities that were not specifically identified (“TBAs”) from the same counterparty at the end of four calendar quarters during 2007, 2008 and through the first quarter of 2009. The intent of these transactions was to reduce the specific business unit’s balance sheet to meet its internal quarter end limits for balance sheet capacity.

The TBAs, which were accounted for as derivatives, provided for delivery of similar but not “substantially the same” agency pass-through securities. ASC 860-10-40-24 sets forth the criteria used to determine whether securities received in a repurchase transaction are “substantially the same” as the transferred securities. If they are, the transfer is likely to be a secured borrowing. If they are not, the transfer might be a sale. Although an attempt was made to ensure that the securities received would not be “substantially the same” as the transferred securities, the referenced criteria were not consistently met when looking at the completed transactions. For example, a majority of the transfers called for the principal amount of securities to be repurchased to be outside of accepted good delivery standards, thus not meeting the definition of “substantially the same” and meeting the criteria for sale accounting. Had the contract required that the securities to be repurchased be within good delivery standards, the transfer would have been accounted for as a secured borrowing. Upon review, we determined that the principal amount of securities that were actually received were well within good delivery standards and therefore were “substantially the same” as those that had been sold. Paragraph 215 in Appendix B of SFAS 140 states the following:

After redeliberation, the Board... decided that if the assets to be repurchased are the same or substantially the same as those concurrently transferred, the transaction should be accounted for as a secured borrowing. The Board also decided to incorporate the definition in SOP 90-3 in this Statement (carried forward without reconsideration). The Board noted that not all contracts in the dollar-roll market require that the securities involved have all of the characteristics of “substantially the same.” If the contract does not require that, the transferor does not maintain effective control.

Due to the contractual provision for delivery of a principal amount outside of accepted good delivery standards, one might argue that these transfers were appropriately accounted for as sales. However, the securities actually received were substantially the same as those transferred. Accordingly, while the accounting guidance is subject to interpretation, we concluded that based on the intent and lack of economic substance the transactions were not sales and should have been accounted for as secured borrowings.

The table below summarizes the notional amount of securities sold under these arrangements as of the last day of each quarter over the past three years:

	Dollars in billions
	Notional Amount of TBAs Outstanding	Total Assets	TBAs as % of Total Assets
3/31/2007	$4.5	$1,502.2	0.30%
6/30/2007	—	1,534.4	0.00%
9/30/2007	—	1,578.8	0.00%
12/31/2007	1.8	1,715.7	0.11%
3/31/2008	—	1,736.5	0.00%
6/30/2008	—	1,716.9	0.00%
9/30/2008	10.7	1,831.2	0.58%
12/31/2008	—	1,817.9	0.00%
3/31/2009	0.6	2,322.0	0.02%
6/30/2009	—	2,254.4	0.00%
9/30/2009	—	2,251.0	0.00%
12/31/2009	—	2,223.3	0.00%
3/31/2010	—	2,333.2	0.00%

Due to the insignificant dollar amounts involved, these transactions did not have a material impact on our consolidated balance sheets or significant ratios and metrics. We have not entered into these types of transactions since the first quarter of 2009 and we have communicated the appropriate guidelines to the business unit. We will continue to review for possible transactions that would not qualify for sales treatment.

c)	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff - the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response:	We offset financial assets and financial liabilities in the balance sheet only if we have the right of setoff or as permitted by GAAP. For example, we record net payables and receivables arising from unsettled regular-way transactions in the same account in accordance with ASC 940-20-45-03.

We do not consider the netting of long securities positions for a specific CUSIP against short securities positions of the same CUSIP to be an “offsetting” entry in the sense that the legal right of setoff is a component of the analysis. Instead, we believe the appropriate accounting analysis is whether the long position has been sold and should be derecognized for accounting purposes. We began to net long and short positions across legal entities in the first quarter of 2009. Amounts netted across legal entities at each quarter end are as follows:

Dollars in billions
Amount Netted
3/31/2009	$1.7
6/30/2009	3.2
9/30/2009	2.1
12/31/2009	2.9
3/31/2010	5.4

We believe that derecognition of the long position appropriately reflects the fact that the long position has been sold and the consolidated company holds neither a long position nor a short position. We believe this is a standard industry practice that results in an accurate portrayal of our balance sheet and financial position.

4)	Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Response:	We did not specifically disclose that we account for RTMs as sales as we believe that such amounts are immaterial as compared to total liabilities and had an insignificant impact on key metrics and ratios that are publicly disclosed. However, we will disclose our policy of accounting for RTMs as sales in future annual filings.

As noted in the table below, RTMs as a percent of total repurchase agreements outstanding ranged from a low of 1.2% at March 31, 2010 to a high of 10.6% at September 30, 2008. In addition, RTMs as a percent of total liabilities ranged from a low of 0.1% at March 31, 2010 to a high of 1.6% in mid-2008. The amount of RTMs outstanding at the end of any month did not exceed $28 billion during this period.

	Dollars in billions
	RTMs	Other Repos	RTM as % of Total Repos	Total Liabilities	RTM as % of Total Liabilities
9/30/2007	$10.0	$191.7	5.0%	$1,440.3	0.7%
12/31/2007	9.2	207.2	4.3%	1,568.9	0.6%
3/31/2008	10.1	210.5	4.6%	1,580.2	0.6%
6/30/2008	24.8	219.3	10.2%	1,554.2	1.6%
9/30/2008	26.0	218.9	10.6%	1,670.1	1.6%
12/31/2008	21.6	192.2	10.1%	1,640.9	1.3%
3/31/2009	18.8	228.8	7.6%	2,082.4	0.9%
6/30/2009	16.8	242.0	6.5%	1,999.2	0.8%
9/30/2009	9.8	226.7	4.1%	1,993.4	0.5%
12/31/2009	6.5	225.5	2.8%	1,991.9	0.3%
3/31/2010	3.0	248.5	1.2%	2,103.4	0.1%

As noted in our response to question 1(f) above, the impact on critical metrics would have been insignificant had we accounted for RTMs as secured borrowings.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers, LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

John M. James
Corporate Controller

cc:	Neil A. Cotty, Interim Chief Financial Officer and Chief Accounting Officer
Edward P. O’Keefe, General Counsel
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP